Exhibit 99.1

TRICOM ANNOUNCES FIRST QUARTER RESULTS

(Santo Domingo, Dominican Republic, May 6, 2005) Tricom, S.A. (OTC: TRICY) today announced consolidated unaudited financial and operational results for the first quarter ended March 31, 2005. These results reflect increased penetration in the Company’s core domestic businesses, as well as improved macroeconomic conditions in the Dominican Republic characterized by the appreciation of the value of the Dominican peso. The 2005 first quarter marks the Company’s third consecutive quarter of revenue growth primarily driven by increased revenues from its domestic telephony, mobile, cable television and data & Internet access services.

“We are very pleased to report another quarter of double-digit-revenue-growth driven by strong subscriber growth in our major domestic businesses”, said Carl Carlson, Chief Executive Officer. “During the first quarter we continued executing on our disciplined, focused business plan. Going forward we are cautiously optimistic and expect continuing progress by making targeted capital investments while maintaining a rigorous financial discipline with respect to operational decisions.”

Results of Operations

Operating revenues grew 26.9 percent to $55.0 million for the 2005 first quarter compared to the same period in the previous year, driven primarily by the Company’s domestic telephony, mobile, cable and data & Internet services, offset by lower international long distance revenues. Operating losses totaled $1.9 million during the 2005 first quarter compared to $9.3 million during the 2004 first quarter.  The improvement in the Company’s operating performance during the 2005 first quarter is attributable to improved margins driven by higher operating revenues. Net loss totaled $19.2 million, or $0.30 per share for the 2005 first quarter, compared to a net loss of $23.3 million, or $0.36 per share during the 2004 first quarter.

First quarter long distance revenues decreased by 13.7 percent to $18.6 million from the year ago period, primarily due to lower international long distance traffic, derived from the Company’s U.S.-based wholesale and retail operations, together with lower average termination rates to the Dominican Republic. On a sequential basis, however, first quarter long distance revenues increased by 8.2 percent from long distance revenues in the 2004 fourth quarter driven by a higher volume of long distance minutes.

Domestic telephony revenues increased by 75.4 percent to $20.6 million in the 2005 first quarter primarily due to a higher average number of lines in service and average revenues per subscriber, together with the positive impact of currency appreciation. At March 31, 2005, the Company had approximately 156,000 lines in service, representing a 6.5 percent increase from lines in service at March 31, 2004.

Mobile revenues increased by 45.5 percent to $9.2 million in the 2005 first quarter driven primarily by higher mobile subscriber additions and airtime minutes coupled with the increase in the average value of the Dominican peso during the first quarter. Mobile subscribers at March 31, 2005 totaled approximately 320,000, representing a 15.6 percent increase from mobile subscribers at March 31, 2004. During the 2005 first quarter, the Company identified and voluntarily disconnected approximately 28,000 mobile subscribers that had not utilized the Company’s services for an extended period of time.

Cable revenues increased by 79.4 percent to $4.7 million for the 2005 first quarter primarily due to currency appreciation, a higher average cable subscriber base, as well as higher monthly cable service fees. At March 31, 2005, cable subscribers totaled approximately 60,500, a 1.6 percent increase from the number of cable subscribers at March 31, 2004.

Data and Internet revenues increased by 73.1 percent to $1.9 million for the 2005 first quarter, mainly due to the growth of the Company’s data and Internet subscriber base, as well as the positive impact of currency appreciation during the first quarter. At March 31, 2005, data and Internet access accounts totaled approximately 15,300, representing a 6.6 percent increase from the number of data and Internet subscribers at March 31, 2004.

Consolidated operating costs and expenses increased by 8.0 percent to $56.9 million in the 2005 first quarter primarily driven by higher selling, general and administrative expenses (SG&A) and increased costs of sales and services. These increases were partly offset by lower non-cash depreciation and amortization charges.

SG&A expenses increased by 38.3 percent to $17.8 million in the 2005 first quarter primarily as a result of higher salaries and other employee compensations, energy and occupancy costs, as well as marketing and promotional expenses. The increases in SG&A expenses were largely due to the impact of currency appreciation over peso-denominated expenses. Cost of sales and services increased 4.4 percent to $21.9 million during the 2005 first quarter due to higher dollar-denominated transport and access charges, offset in part by a lower cost of equipment sold. Due to a lower average depreciable asset base, the Company’s depreciation and amortization charges decreased by 4.6 percent to $16.0 million during the 2005 first quarter.

Interest expense totaled approximately $16.5 million in the 2005 first quarter compared to $15.4 million in the 2004 first quarter. Beginning in October 2003, the Company suspended principal and interest payments on its unsecured debt obligations and principal payments on its secured indebtedness. During the 2005 first quarter, the Company recorded approximately $1.0 million in foreign currency exchange losses attributed to the impact of the rise of average value of the Dominican peso on the Company’s peso-denominated liabilities.

Liquidity and Capital Resources

Total debt amounted to $448.0 million at March 31, 2005, compared to $448.3 million at December 31, 2004. Total debt included $200 million principal amount of 11-3/8 percent Senior Notes, approximately $34.0 million of secured debt and approximately $214.0 million of unsecured bank and other debt.

At March 31, 2005, the Company had approximately $24.0 million of cash on hand compared to $17.7 million at hand at December 31, 2004 and $7.4 million at hand at March 31, 2004. The increase in cash resulted from higher cash provided by the Company’s operating activities. During the 2005 first quarter, the Company’s net cash provided by operating activities totaled $9.3 million compared to net cash provided by operating activities of $5.6 million during the 2004 first quarter.

Capital expenditures totaled $1.5 million during the 2005 first quarter compared to $766,000 during the 2004 first quarter. The Company’s capital expenditures during the 2005 first quarter were made primarily for the installation of additional lines, mobile network enhancements and other network improvements.

Financial Restructuring Update

Since October 2003, the Company has suspended principal and interest payments on its outstanding unsecured indebtedness and principal payments on its secured indebtedness.  As a result, the Company is in default with respect to its outstanding indebtedness, approximately $400 million principal amount as of December 31, 2004.

As previously announced, the Company continues to engage in discussions with the holders of its indebtedness, which includes an ad hoc committee of holders of its 11-3/8 percent Senior Notes due 2004, regarding an agreement on a consensual financial restructuring of its balance sheet. The Company’s future results and its ability to continue operations will depend on the successful conclusion of the restructuring of its indebtedness.

Since these negotiations are ongoing, the value and treatment of the Company’s existing secured and unsecured obligations, as well as that of the interest of its existing shareholders, is uncertain at this time. Even if a restructuring can be completed, the value of the Company’s existing debt securities and instruments is expected to be substantially less than the current recorded face amount of such obligations, and investors in the Company’s equity interests, including the American Depository Shares, are expected to receive little or no value with respect to their investment.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin

American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, including devaluation of the Dominican peso, the effect of the Company’s default on its indebtedness, the inability to reach an agreement with our creditors on a restructuring plan, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

(Five tables to follow)

TRICOM, S.A. AND SUBSIDIARIES

Selected Financial and Operating Data (unaudited)

(In US$)

	1Q’04	4Q’04	1Q’05	Sequential % Chng.	Y-o-Y % Chng.

Economic Statistics (1):
Increase in C.P.I. (12 month aggregate)	62.3%	28.7%	4.3%
Increase in C.P.I year-to-date	24.4%	28.7%	0.8%
Exchange rate (at period end)	$44.58	31.07	28.06	-9.7%	-37.1%
Avg. period exchange rate	$48.20	31.04	29.31	-5.6%	-39.2%

Selected Financial Data :
Capital expenditures (In US$000s)	$766	9,805	1,540	-84.3%	+101.1%
Total employees (at period end)	1,397	1,417	1,420	+0.2%	+1.6%

Selected Operating Data:
Lines in service	146,567	153,440	156,057	+1.7%	+6.5%
Cellular & PCS subscribers	276,343	345,636	319,573	-7.5%	+15.6%
Cable subscribers	59,530	59,320	60,461	+1.9%	+1.6%
Data / Internet subscribers	14,356	14,876	15,301	+2.9%	+6.6%
Long distance minutes (in 000s) (2)	284,634	191,312	230,003	+20.2%	-19.2%

Footnote:

(1) Source: Dominican Republic Central Bank; TRICOM, S.A.

(2) Includes inbound, outbound and domestic long distance minutes.

CPI = Consumer Price Index

n.m. = Not meaningful

Note to Financial Statements

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  In recent years, the Company has suffered recurring losses from operations, which have been impacted further by the recognition of impairment losses of long-term assets and intangibles and the loss in the disposal of the Central America operations, which have led the Company to default in its long and short term debt commitments.  These situations, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(In US$ Thousands)

	December 31,	March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash on hand and in banks	$17,723	$24,029

Accounts receivable:
Customers	19,094	20,528
Carriers	5,300	5,971
Others	3,358	3,646
	27,752	30,146
Allowance for doubtful accounts	(3,180)	(3,959)
Accounts receivable, net	24,571	26,186

Inventories, net of allowances	1,698	1,497

Current portion of investments	505	—
Prepaid expenses	3,521	7,926
Deferred income taxes	1,368	1,368
Total current assets	49,386	61,008

Mortgage investments	986	1,090

Property and equipment, net	332,222	317,502
Intangible assets	2,665	2,665
Other assets at cost, net of amortization	3,680	3,732

	$388,939	$385,996

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(In US$)

	December 31,	March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Liabilities and Stockholders’ Equity
Current liabilities
Notes payable:
Borrowed funds	$47,724	$44,948
Commercial paper	57,120	55,473
Current portion of long-term debt	328,902	333,089
	433,746	433,510

Capital leases	14,531	14,531

Accounts payable:
Carriers	7,027	7,685
Suppliers	13,468	9,290
Others	395	1,414
	20,890	18,390

Other liabilities	8,338	9,543
Interest payable	90,246	105,898
Deferred income tax	1,183	1,183
Accrued expenses	15,688	17,753
Total current liabilities	584,622	600,807

Reserve for severance indemnities	50	161
Total liabilities	584,672	600,968

Stockholders’ equity:
Class A Common Stock at par value RD$10: Authorized 55,000,000 shares; 45,458,041 shares issued at December 31, 2004 and March 31, 2005	24,951	24,951
Class B Stock at par value RD$10: Authorized 25,000,000 shares at December 31, 2004 and March 31, 2005; 19,144,544 issued at December 31, 2004 and March 31, 2005	12,595	12,595
Additional paid-in-capital	275,497	275,497
Retained loss	(506,753)	(525,991)
Other comprehensive income-foreign currency translation	(2,024)	(2,024)
Stockholders equity, net	(195,733)	(214,972)

	$388,939	$385,996

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Operations

(In US$ Thousands)

	Three Months Ended
	March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Operating revenues:
Long distance	$21,534	$18,587
Domestic telephony	11,734	20,577
Mobile	6,350	9,239
Cable	2,599	4,663
Data and Internet	1,108	1,917
Other	11	5
Total operating revenues	43,336	54,989

Operating costs and expenses:
Cost of sales and services	20,954	21,877
Selling, general and administrative expenses	12,853	17,781
Depreciation and amortization	16,811	16,034
Special items and restructuring costs	2,052	1,209
Total operating costs and expenses	52,670	56,901

Operating income	(9,334)	(1,912)

Other income (expenses):
Interest expense	(15,397)	(16,500)
Interest income	13	82
Foreign currency exchange gain (loss)	1,410	(1,023)
Other, net	19	205
Other expenses, net	(13,955)	(17,236)

Loss before income taxes	(23,289)	(19,148)

Income taxes, net	(60)	(90)

Net loss	$(23,349)	(19,238)

Loss per common share	$(0.36)	$(0.30)

Average number of common shares used in calculation	64,603	64,603

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows (Unaudited)

(In US$ Thousands)

	Period Ended
	March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(23,349)	(19,238)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	16,752	15,980
Allowance for doubtful accounts	354	1,051
Amortizations	59	54
Effect of exchange rate in debt	(1,287)	1,594
Expense for severance indemnities	—	—
Net changes in assets and liabilities:
Accounts receivable	(1,882)	(2,666)
Inventories	(1,356)	481
Prepaid expenses	(3,451)	(4,406)
Other assets	2,712	(106)
Accounts payable	(5,320)	(2,500)
Other liabilities	(145)	1,205
Accrued expenses	23,093	17,716
Reserve for severance indemnities	(612)	111
Total adjustments	28,918	28,514
Net cash provided by (used in) operating activities	$5,569	$9,276

Cash flows from investing activities:
Disposition (acquisition) of investments	(81)	402
Acquisition of property and equipment	(766)	(1,540)
Net cash used in investing activities	$(847)	$(1,139)

Cash flows from financing activities:
Borrowed (paid) funds	(287)	—
Proceeds from issuance of commercial paper	—	—
Payments of commercial paper	(5)	(1,831)
Payments of long-term debt	—	—
Net cash provided by financing activities	$(292)	$(1,831)

Net increase in cash and cash equivalents	4,430	6,307

Cash and cash equivalents at beginning of the period	2,964	17,723

Cash and cash equivalents at end of period	$7,394	$24,029

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For Further Information Contact:

Miguel Guerrero, Investor Relations

Ph (809) 476-4044 / 4012

e-mail: investor.relations@tricom.net